FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces New BlackBerry Bold Smartphones	4
2.	RIM Announces Multi-Platform BlackBerry Enterprise Solution for Smartphones and Tablets	3
3.	RIM Launches BlackBerry Balance for Work-Life Balance on BlackBerry	3
4.	RIM Announces BlackBerry Mobile Voice System 5 with Voice Over Wi-Fi Calling for Avaya and Legacy Nortel Communications Systems	4
5.	RIM Announces New Facebook App for BlackBerry PlayBook	2
6.	RIM Announces New Video Chat Application for the BlackBerry PlayBook Tablet	2

Document 1

May 2, 2011

FOR IMMEDIATE RELEASE

RIM Introduces New BlackBerry Bold Smartphones

New BlackBerry Bold 9900 and 9930 Smartphones are the Thinnest and Most Powerful BlackBerry Smartphones yet, Featuring the Renowned BlackBerry Keyboard Together with a Brilliant Touch Screen and the New BlackBerry 7 OS

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today unveiled two new BlackBerry® Bold™ smartphones. The high-performance BlackBerry Bold 9900 and 9930 smartphones feature a stunning and iconic design that integrates an incredibly easy-to-use BlackBerry keyboard with a brilliant, high resolution, capacitive touch screen. These exceptional smartphones are built on a new, performance-driven platform powered by the BlackBerry® 7 operating system and designed to deliver the ultimate in communications, multimedia and productivity for users around the world.

"The new BlackBerry Bold smartphones and BlackBerry 7 OS are inspired by millions of customers around the world who want the ultimate combination of performance, functionality and style," said Mike Lazaridis, President and Co-CEO, Research In Motion. “These fully-loaded and beautifully crafted smartphones offer a highly refined user experience with blazingly fast performance, a brilliant touch screen and an outstanding typing experience.”

Thin, Sleek, Iconic Design
Distinguished by an iconic design and the industry's best keyboard, the BlackBerry Bold 9900 and 9930 smartphones feature the premium materials and finishes that characterize the BlackBerry Bold line. Both models have a lustrous exterior with a brushed stainless steel frame and a high-gloss glass-weave backplate. They are also the thinnest BlackBerry smartphones yet, at only 10.5mm. The quality materials and optimized design of the new BlackBerry Bold smartphones are instantly evident when held in the hand.

Performance-Driven
These BlackBerry Bold smartphones are built on a new performance-driven platform featuring a 1.2 GHz processor, Liquid Graphics™ touch screen, and support for high speed 4G/HSPA+ wide area wireless networks.

The Liquid Graphics touch screen, a key new feature powered by BlackBerry 7, delivers fast, smooth performance for highly responsive touch-based navigation, web browsing, pictures, video and graphics intensive games*. Offering up to 60 frames-per-second performance with instant UI action/response, Liquid Graphics gives customers a visually rich and immersive experience that's responsive to the touch. In addition, the smartphones feature brilliant displays with an eye-popping 287 dpi to deliver crisp, stunning visuals.

The new platform also provides support for 4G networks; the 9900 supports HSPA+ connectivity, and the 9930 supports CDMA EV-DO Rev. A and HSPA+ global roaming on GSM/UMTS networks.

NFC
The BlackBerry Bold 9900 and 9930 smartphones include built-in support for NFC (Near Field Communications), a new technology that will enable many rich and exciting experiences. Through NFC, users will be able to, for example, pair the BlackBerry Bold to an accessory or read information such as a web link from smart tags by simply tapping their BlackBerry Bold to an NFC tag (eg. Smart Poster).

Augmented Reality
The BlackBerry Bold 9900 and 9930 smartphones feature a built-in compass (magnetometer) to support location-based services and augmented reality. APIs will allow third party developers to take advantage of the new functionality within their applications. The new smartphones will also include Wikitude, the leader in mobile augmented reality, which overlays contextual information on what the user sees through the smartphone's camera viewfinder.

HD Video
The new BlackBerry Bold 9900 and 9930 smartphones support up to 720p HD video recording and playback. Users can easily share their videos directly from the smartphone or sync videos, as well as music and photos, to their computer using Media Sync in the BlackBerry® Desktop Software.

BlackBerry 7
The BlackBerry 7 OS is designed to power the new performance-driven BlackBerry Bold platform. It provides an easier and faster user experience with improved browsing, voice-activated searches, the ability to manage personal content separately from corporate content, as well as additional personal and productivity apps out of the box.

The BlackBerry Browser has been significantly enhanced in BlackBerry 7. In addition to the general performance gains of Liquid Graphics, which helps deliver faster rendering and seamless panning and zooming, the BlackBerry 7 browser includes a new JIT (just in time) JavaScript compiler to improve the load time speed of web pages. The new browser also includes support for additional HTML5 elements, such as HTML5 Video.

Building upon the Universal Search feature introduced in BlackBerry 6, BlackBerry 7 expands the capability to include voice-activated search. This new capability makes it even easier and more convenient to search for content on the smartphone or web.

BlackBerry 7 also integrates BlackBerry® Balance™, which separates personal content from corporate content on the smartphone, giving users the freedom and flexibility to use the handset for personal email, Facebook®, Twitter®, multimedia, games and other apps while satisfying the very real need for corporate data to be highly secure and manageable. BlackBerry Balance works in conjunction with BlackBerry® Enterprise Server 5.0.3, which provides a number of unique IT policy controls such as wiping only corporate data from the handset or blocking work related content and apps from being copied or forwarded to personal contacts.

With BlackBerry 7 on the BlackBerry Bold 9900 and 9930 smartphones, users will also get the full version of Docs To Go® with all "premium" features enabled out-of-the-box so that users can easily work with Word, Excel and PowerPoint files directly on the smartphone. Docs To Go also includes a native PDF viewer.

Availability
The new BlackBerry Bold 9900 and 9930 smartphones are expected to be available from carriers around the world beginning this summer.

For additional information please visit www.blackberry.com/touchbold

APPENDIX

BlackBerry Bold 9900 and 9930 Specifications

•	115 x 66 x 10.5 mm, approximately 130 g
•	2.8" capacitive touch screen display – VGA (640x480), 287 dpi resolution
•	Ultra-easy QWERTY keyboard, optical trackpad
•	1.2 GHz Processor, 768 MB RAM
•	8 GB on-board memory, plus microSD slot supporting up to 32 GB cards
•	NFC technology
•	5.0 MP camera, supports 720p HD video recording
•	Orientation Sensor (Accelerometer), Digital Compass (Magnetometer), Proximity Sensor
•	Built-in GPS / aGPS
•	Dual-Band Wi-Fi® - 802.11 b/g/n at 2.4 GHz and 802.11 a/n at 5 GHz
•	Bluetooth® 2.1+EDR support
•	Wireless Network support:
o	9900: Tri-Band HSPA+, Quad-Band GSM/EDGE
o	9930: Dual-Band CDMA/EV-DO Rev. A, Dual-Band HSPA+, Quad-Band GSM/EDGE
•	1230 mAh removable, rechargeable battery
•	BlackBerry 7 OS

###

* Features OpenGL 2.0 support for developers.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

May 2, 2011

RIM Announces Multi-Platform BlackBerry Enterprise Solution for Smartphones and Tablets

Device Management Solution to Provide Security, Management, and Control of BlackBerry Devices, Plus Secure Management for Other Mobile Devices

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) is announcing today plans for a multi-platform BlackBerry Enterprise Solution for managing and securing mobile devices for enterprises and government organizations. The solution will make available the market-leading management, security and controls of BlackBerry® Enterprise Server and BlackBerry® Enterprise Server Express for BlackBerry® devices plus, through RIM’s pending acquisition of ubitexx (creator of the ubi-Suite device management solution), the solution is expected to incorporate secure device management for Android and iOS based devices and tablets, all managed from a single web-based console.

“The multi-platform BlackBerry Enterprise Solution is designed to address a growing market and respond to requests from enterprise customers who want a secure multi-platform device management solution from a company that already delivers the gold standard for enterprise mobility,” said Peter Devenyi, Vice President, Communications Platform Group at Research In Motion. “We recognize the opportunity to continue leading in the enterprise market by providing customers with a common platform to help simplify the management of a variety of mobile devices.”

The single web-based console is being designed to provide IT administrators with a simple and efficient way to distribute software and manage policies, inventory, security and services for BlackBerry devices, as well as other mobile devices. IT administrators will be able to manage devices over-the-air, including activating devices, distributing software and applications, locking or wiping devices, enforcing and resetting device passwords, setting IT policies, and managing optional mobile applications for end users. Certain features are expected to remain exclusive to BlackBerry devices because such capabilities are built into the design of a device’s operating system. Examples include RIM’s industry-leading push technology, network and data usage efficiency, behind-the-firewall access to enterprise applications and systems, and many of the over 550 IT policies available through BlackBerry Enterprise Server.  The recently-released BlackBerry® Balance™ technology (see separate press release issued today), which supports the use of a single smartphone for both work and personal purposes without compromising the security of corporate content or the privacy of personal content, will also remain exclusive to BlackBerry devices.

Overall, as is largely understood in the enterprise market today, organizations can expect a range of security, manageability and controls depending on different device platform capabilities, with some devices further limited by the design of their operating system.

The multi-platform BlackBerry Enterprise Solution will be comprised of optional architectural components based on the configuration of an organization’s mobile deployment and their operational needs. Optional components will include BlackBerry Enterprise Server and BlackBerry Enterprise Server Express for BlackBerry devices, and a separate, secure device management server for Android and iOS devices (based on the foundation of ubi-Suite from ubitexx). It will be possible to deploy multiple components in a virtualized environment on a single server.

Note: Registration for a product preview of the ubitexx solution is open today at  www.ubitexx.com/preview.

The multi-platform BlackBerry Enterprise Solution is planned for general availability later this year.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 3

May 2, 2011

RIM Launches BlackBerry Balance for Work-Life Balance on BlackBerry

Unifies Work and Personal Use of BlackBerry Smartphones without Compromising Company Security or Personal Privacy

Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is advancing work-life balance on BlackBerry® smartphones with BlackBerry® Balance™ – new technology that makes possible the convenience of using a single BlackBerry smartphone for both work and personal purposes without compromising the security of company content and the privacy of personal content.  RIM is introducing this technology in response to the growing trend by businesses to allow employees to use personal BlackBerry smartphones for work, or company-owned smartphones for personal, and the need by businesses to secure, manage and control confidential company or client information on these devices.

“BlackBerry Balance is a win-win for employers and employees,” said Jim Tobin, senior vice president, software and services at Research In Motion. “It’s a secure and cost-effective way for companies to keep employees connected and productive, while also allowing the flexibility for employees to carry a single phone.”

BlackBerry Balance presents a unified view of work and personal content on a BlackBerry smartphone while keeping the content separate and secure. The division between work and personal content is transparent to the user unless they try to perform actions prohibited by company policy. IT administrators can set policies via BlackBerry® Enterprise Server or BlackBerry® Enterprise Server Express. These policy settings can enable the following:

•
Secure access to business information while preventing the information from being copied into, sent from or used by personal applications like Facebook®, Twitter®, Windows Live™ Hotmail, Google Mail™ or Yahoo!® Mail accounts.

•	Business data or files created by business applications cannot be used by personal applications.

•	If a user attempts an action that is prohibited by IT policy, a notification is displayed on the device.

•	If an employee leaves the organization, an administrator can remotely wipe business information from the device while leaving personal information intact.

•
If a device is lost or stolen, an administrator can wipe all information from the device to help ensure that sensitive business information and the user's personal information don’t fall into the wrong hands.

BlackBerry Balance is available only on BlackBerry devices and can be applied to employee- or company-owned smartphones. It is built into BlackBerry® Enterprise Server 5.0.3 and BlackBerry® Enterprise Server Express 5.0.3 (available this week) for Microsoft® Exchange® or IBM® Lotus® Domino®. It also requires the latest version of BlackBerry® 6 Device Software*.

For more information, visit www.blackberry.com/balance.

*Check with wireless service provider for availability.

-more-

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 4

May 2, 2011

RIM Announces BlackBerry Mobile Voice System 5 with Voice Over Wi-Fi Calling for Avaya and Legacy Nortel Communications Systems

VoIP and SIP Compatible Platform Enables Integration with More In-Market and Legacy Phone Systems; Extends BlackBerry MVS to Unified Communications Application Development

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) is helping more businesses bring together the desk phone and smartphone. RIM today announced plans to make  BlackBerry® Mobile Voice System 5 (BlackBerry MVS 5) available to more corporate phone systems and unified communications applications. BlackBerry MVS 5 with voice over Wi-Fi® calling will soon be available for Avaya Aura® 6.1, Avaya CS1000 Communication Server, as well as legacy phone systems such as Avaya Communications Manager and Nortel Communication Server. It is also currently available for Cisco Unified Communications Manager, Cisco Call Manager Express, and Mitel Communications Director. BlackBerry MVS 5 has also been re-architected to be more extensible with third party applications and phone systems.

"Working with RIM, Avaya customers have expanded options to increase their mobile productivity," said Eric Rossman, vice president, Developer Relations and Alliances, Avaya. "By using BlackBerry Mobile Voice System 5 with Avaya Aura and Avaya CS1000, enterprises can more fully exploit investments previously made in BlackBerry solutions to benefit their IT organizations, end users and customers."

BlackBerry MVS unifies corporate phone systems with wireless communications allowing employees to cost effectively make and take desk phone calls practically anywhere in the world on their BlackBerry smartphones. BlackBerry MVS 5 supports calls over cellular or Wi-Fi networks with automatic, prompted or manual handoff between these networks based on employee or administrator preferences. Employees can make and take desk phone calls on their BlackBerry smartphone directly from the same phone interface they use for cellular calls and enjoy the convenience of single number reach, extension dialing, and phone system features like hold, transfer and ad-hoc conferencing.  Calls are routed through the company’s phone system, with a set of IT policies and controls for administrators to set least-cost routing for savings on long-distance and international roaming charges. Call routing through the corporate phone system also helps with adherence to company policies and regulatory compliance requirements.

“Using the right communication medium at the right time, whether it’s an email, an instant message or a phone call, is important to success in business, and voice communications through BlackBerry Mobile Voice System can play a fundamental role in providing a secure and cost-effective unified communications experience for mobile workers,” said Jim Tobin, senior vice president, software & services at Research In Motion. “We are pleased to extend BlackBerry MVS to more corporate phone system brands like Avaya and Nortel and make BlackBerry MVS available to more businesses.”

Businesses, Healthcare and Government Embrace BlackBerry MVS

Businesses and government organizations are increasingly embracing BlackBerry MVS as an enterprise-grade unified communications solution as they adopt new work practices and evolve business processes across their organizations. BlackBerry MVS is also particularly popular in hospitals and healthcare facilities where doctors, nurses and other healthcare professionals are highly mobile on-site and require an effective way to reach staff and respond quickly.

LTT Vending Group, the largest independently-owned vending company for refreshment services in the United Kingdom, is a good example of an organization using BlackBerry MVS to increase the professionalism and productivity of their mobile workforce. With more than 80 percent of their workforce equipped with BlackBerry smartphones, and 25 percent of those currently set up with BlackBerry MVS, LTT Vending is projecting reduced telecommunication charges by at least one third with BlackBerry MVS.

Enabling Flexible Work Scenarios and an Increasingly Mobile Workforce

The introduction of voice over Wi-Fi calling with version 5 is also opening up new opportunities for businesses to securely and cost effectively connect their mobile work force, embrace flexible work scenarios such as telecommuting, and advance the agility and responsiveness of their organizations by enabling employees to be more accessible while away from their desks.

Organizations are embracing opportunities presented by BlackBerry MVS in a number of work scenarios, including:

-
One BlackBerry Smartphone for Both Work and Personal Phone Calls with Separate Bills – Companies can allow employees to use company-owned BlackBerry smartphones for personal phone calls, or personal BlackBerry smartphones for work phone calls, while keeping the bills separate and company phone calls managed with BlackBerry MVS. The cell number can be used for personal while the BlackBerry MVS number can be used for business. Separate and distinct ring tones identify calls as work or personal. Also importantly, employers keep the work phone number if an employee leaves, thereby preserving control of incoming calls from customers, business partners and other parties that are relevant to the business.

-
Desk Phone Alternative – A BlackBerry smartphone with BlackBerry MVS provides common capabilities of a desk phone and can be used as a wireless extension of a desk phone or even as an alternative to a desk phone for highly mobile employees such as sales staff.

-
On-Campus Wi-Fi Only Desk Phone Extensions – BlackBerry MVS can also be used to deploy Wi-Fi-only BlackBerry smartphones for Wi-Fi-enabled multi-campus operations or for employees who are highly mobile in a Wi-Fi-enabled building or campus and who do not require cellular service. Examples include doctors and nurses in hospitals, customer service staff in hotels, and workers in manufacturing.

-
Telecommuting – Employees who work from home and are set up with a home Wi-Fi network can use BlackBerry MVS on their BlackBerry smartphone for low-cost access over Wi-Fi to the corporate phone system without the need for a work-based landline or cellular line in some cases.

Extensible Architecture Makes BlackBerry MVS Available to More Phone Systems; Enables Integration with Unified Communications Applications

BlackBerry MVS 5 has been re-architected to be more extensible with third party applications and phone systems via SIP and VoIP gateways. A standards compliant and scalable VoIP gateway from AudioCodes has been added to BlackBerry MVS 5 to connect legacy and newer versions of Avaya and Nortel phone systems. A Universal SIP connector has also been added to the latest version of BlackBerry MVS to allow other phone system vendors to mobilize their IP-based offerings with BlackBerry MVS. Mitel® was the first phone system vendor to use the Universal SIP connector to build interoperability with BlackBerry MVS with its launch of Mitel Mobility for BlackBerry MVS 5. Vocera Communications also uses this direct SIP connection between the Vocera® communications system and the BlackBerry MVS 5 platform to support the Vocera Connect Wi-Fi BlackBerry client. In addition, a direct SIP connection was used to extend BlackBerry MVS 5 to Cisco phone systems.

For More Information …

BlackBerry MVS 5 is currently available from RIM and various resellers in the US and EMEA. To find a local reseller, or for more information, visit www.blackberry.com/mvs.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 5

May 2, 2011

FOR IMMEDIATE RELEASE

RIM Announces New Facebook App for BlackBerry PlayBook

Waterloo, ON - Following on the success of the Facebook for BlackBerry® smartphones app,  Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced  Facebook for BlackBerry® PlayBook™ -- a new app that delivers popular features of Facebook, optimized for the 7" high resolution, multi-touch LCD display of the BlackBerry PlayBook tablet.

"There are over 30 million users of our Facebook for BlackBerry smartphones app who are staying in touch with their social network while on the go," said Tom Goguen, VP, Collaboration and Social Networking at Research In Motion, "Now with Facebook for BlackBerry PlayBook we can also offer customers highly engaging social experiences optimized for the PlayBook including the ability to share FaceBook pictures and videos with friends and family on an HDTV."

Facebook for BlackBerry PlayBook offers users a highly engaging experience by integrating popular features and functionality of Facebook including;

•
View and add Friends - Users can interact with friends quickly and easily: find friends by scanning the new grid view of their profile pictures; search for and add new friends and manage new friend requests; browse their profiles, photos and videos; view and interact with wall posts; view key information on profiles and pages; and view, comment and ‘like’ photos on profiles and pages.

•
Enjoy seamless photo and video viewing - Facebook for BlackBerry PlayBook makes it easy to upload photos from the BlackBerry PlayBook Picture Library, tag friends in photos, view comments, tags and likes.  The BlackBerry PlayBook can also be connected to an HD TV to display photos and videos at a whole new level in full 1080p HD.

•
Connect with friends using Facebook Chat - On the BlackBerry PlayBook screen, users can enjoy side-by-side viewing of online contacts and active conversations. Notifications of new Chat messages are displayed on the Notifications Bar, so users can quickly and easily read and respond to new Chat messages while browsing friends’ profiles, viewing their pictures or reading their status updates.

•
View and interact with the News Feed - Users will be able to browse highlights such as photo uploads and status updates and seamlessly view links in the BlackBerry PlayBook browser.  They will also be able to “Comment” and “Like” to discuss and show appreciation for friends’ content, as well as publish a status update or upload a photo from the status publisher accessible from their Profile or from within the News Feed.

The Facebook for BlackBerry PlayBook application will be showcased this week at BlackBerry World 2011 (www.blackberryworld.com) in Orlando, FL and is expected to be available on BlackBerry App World™ in May.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509
Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 6

May 2, 2011

FOR IMMEDIATE RELEASE

RIM Announces New Video Chat Application for the BlackBerry PlayBook Tablet

Allows BlackBerry PlayBook users to easily share special moments with friends and family

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the availability of the BlackBerry® PlayBook™ Video Chat application - an easy and fun way for friends and family to place and receive video calls between BlackBerry® PlayBook™ tablets over an internet connected Wi-Fi® network.

“BlackBerry is a renowned mobile communication solution for connecting users to the people and information that matter most throughout their day,” said Tom Goguen, VP, Collaboration and Social Networking at Research In Motion (RIM). “With the BlackBerry PlayBook Video Chat application we are excited to be enabling our customers to share important moments and events with family and friends via video calls.  With the BlackBerry PlayBook’s high-resolution video cameras and stunning display, a Video Chat call is the next best thing to being there.”

Key features of the PlayBook Video Chat application include:

•
One-Click Video and Voice over Wi-Fi Calls - with just one click users can make a call from their Video Chat contact list, log of recent calls or simply by entering the BBID email address of the person they want to call.

•
Incoming Call Notifications - users will receive a notification pop-up when a new video call comes in, allowing them to accept the call as either a video or voice call, or decline the call. For those quiet moments - such as when while watching a movie or playing a game -users will also have the ability to simply set the "Do Not Disturb" option and the BlackBerry PlayBook will automatically ignore all incoming calls.

•
Powerful In-Call Functions - by using the picture-in-picture function users can easily preview their own video image prior to placing the call in order to see what will be displayed on the other end. They can also easily switch cameras from front to rear so their friends can see what they are seeing, and for private moments users can mute/unmute audio or make or take calls using voice only.

•
Friends List - BlackBerry PlayBook Video Chat comes complete with a Friends List for maintaining your favorite contacts. A picture can easily be added to a contact to personalize the entry and a Call Log makes it simple to keep track of received and missed calls.

The BlackBerry PlayBook Video Chat application will be showcased this week at BlackBerry World 2011 (www.blackberryworld.com) in Orlando FL.  It is expected to be available on May 3 and will be distributed to existing BlackBerry PlayBook customers through an over-the-air software update and will also be available on BlackBerry App World™.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 2, 2011	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer